Filed by Mobix Labs, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Peraso, Inc.

(Commission File No. 000-32929)

Following Peraso, Inc.’s (“Peraso”) failure to respond to Mobix Labs, Inc. (“Mobix Labs”) within the timeframe that Peraso represented it would regarding a potential business combination, Mobix Labs intends to make an offer to Peraso’s stockholders to acquire all outstanding shares of common stock of Peraso in a cash and stock transaction.

Forward-Looking Statements

This communication contains “forward-looking statements”. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or comparable terminology. These statements include, but are not limited to, statements regarding Mobix Labs’ proposal to acquire Peraso, the price, structure, terms, timing and certainty of any such transaction.

These forward-looking statements are based on Mobix Labs’ current expectations, beliefs, and assumptions regarding future events and are subject to numerous risks, uncertainties, and assumptions that could cause actual results to differ materially from those described. Important factors that could cause actual results to differ materially include the ability to reach a definitive agreement with Peraso, Peraso’s willingness to engage in negotiations, the outcome of any tender offer, exchange offer, or solicitation, satisfaction of closing conditions, stockholder and regulatory approvals, and potential delays in consummating the transaction. Risks also include the availability and terms of financing, reliance on external capital sources, market volatility that could affect Mobix Labs’ ability to raise funds on acceptable terms, and the impact of financing on Mobix Labs’ stock price and capital structure. Additional risks relate to the integration of Peraso’s operations, technology, employees, and systems, unanticipated costs of integration, challenges in realizing expected synergies and efficiencies, disruptions to business relationships, and the diversion of management attention from ongoing operations.

Further risks involve the performance of the combined business, dependence on key personnel, competition and pricing pressures, supply chain challenges, customer demand variability, and risks related to new product development and commercialization. There are also regulatory, legal, and governance risks, including obtaining necessary regulatory approvals on acceptable terms, compliance with securities laws and Nasdaq rules, litigation relating to the proposed transaction, and potential fiduciary duty claims against Peraso’s directors. Broader market and macroeconomic risks could also impact the transaction, including changes in defense and aerospace spending, global economic conditions, inflation, interest rate and currency fluctuations, geopolitical developments, trade restrictions, and cyclical trends in wireless and semiconductor markets. In addition, volatility in the trading prices of Mobix Labs’ and Peraso’s securities, potential dilution to stockholders, and factors discussed in Mobix Labs’ filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, may also cause results to differ materially from forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Mobix Labs undertakes no obligation to update or revise forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Mobix Labs has made for a business combination transaction with Peraso. In furtherance of this proposal and subject to future developments, Mobix Labs (and, if applicable, Peraso) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Mobix Labs and/or Peraso may file with the SEC in connection with the proposed transaction.

Investors and security holders of Mobix Labs and Peraso are urged to read the proxy statement(s), registration statement, tender or exchange offer document, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Mobix Labs and/or Peraso, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Mobix Labs through the web site maintained by the SEC at www.sec.gov, and by visiting Mobix Labs’ investor relations site at www.investors.mobixlabs.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Mobix Labs and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Mobix Labs’s executive officers and directors in the Annual Report on Form 10-K for the year ended September 30, 2024 filed by Mobix Labs with the SEC on December 26, 2024. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Mobix Labs’ investor relations site at www.investors.mobixlabs.com.